Exhibit 4.7

MANAGEMENT AGREEMENT

THE UNDERSIGNED:

1.	InterXion Holding N.V. (the “Company”), a company incorporated under the laws of the Netherlands, having its registered seat in Amsterdam and its principal place of business in (1119 NX) Schiphol, Tupolevlaan 24, registered in the Trade Register of the Chamber of Commerce, under number 33301892;

and,

2.	Mr. D. Ruberg (the “Manager”), residing at Van Baerlestraat 136-1, 1017 BE Amsterdam.

WHEREAS:

a.	the Manager and the Company currently have a management agreement which will terminate on 30 June 2016;

b.	parties have decided to continue the relationship;

c.	the Manager has been be re-appointed for a three year term as a Managing Director (statutair bestuurder) of the Company in a resolution adopted by the General Meeting of Shareholders on 24 June 2016;

d.	in accordance with article 2:129 of the Dutch Civil Code (“DCC”), the non-executive directors have given their prior approval to this management agreement;

e.	the Manager has accepted the appointment as a Managing Director of the Company and is prepared and capable of rendering the services and of giving advice to the Company as is further defined in this agreement (the “Agreement”).

DECLARE AND HAVE AGREED AS FOLLOWS:

Article 1 Services

1.1	The Company hereby assigns to the Manager the performance of the general management in respect of the Company (the “Services”), which assignment the Manager hereby accepts.

1.2	Parties explicitly intend to enter into a service agreement (overeenkomst van opdracht) pursuant to article 7:400 DCC and further or any similar provision to other applicable law and do not intend to enter into an employment contract pursuant to article 7:610 DCC and further.

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1.3	Whilst acknowledging the ultimate responsibility of the Company, the Manager shall be free to perform the Services at his own discretion, provided that the Services are performed consciously on a level that may reasonably be expected of the Manager. The Manager commits himself to carry out the Services to the best of his knowledge and ability, and to refrain from carrying out acts that could directly or indirectly harm the assignment and/or the Company.

1.4	From time to time Parties will discuss the exact scope of the Services. Parties expect the Services to require 40 hours a week to fulfil. Given the nature of the Services and the function of the Manager, a flexible nature is expected from the Manager regarding performance of services outside business hours and/or exceeding the usual daily or weekly number of hours of work, without any additional compensation in return.

1.5	The Manager has all the rights and obligations of a Managing Director provided under Dutch law and the articles of association (statuten) of the Company.

1.6	If the Manager is a member of a Supervisory Board of another company within the same group by virtue of his position as Managing Director of the Company (so-called “q.q.-supervisory directorships”), or if the Manager is employed in any other position by virtue of his position as Managing Director of the Company (so-called “q.q.-positions”) he will pay the income derived from this position to the Company, unless the Company decides otherwise. The Manager will not suffer any tax disadvantage.

Article 2 Duration of the Agreement

2.1	The Agreement commences on 1 July 2016 and is entered into for a definite period of three years. This means that this Agreement will terminate by operation of law on 30 June 2019, without any notice being required.

2.2	Without prejudice to the provisions under Article 11, the Agreement can at all times be terminated prematurely by either party towards the end of a calendar month, with due observance of a term of notice of 1 month for the Manager and 2 months for the Company.

2.3	At the termination of this Agreement the Manager shall resign from any q.q.-supervisory directorship(s) and from any so-called q.q.-position(s) held by him as referred to in Article 1.6 of this Agreement.

Article 3 Remuneration

3.1	The Company will pay the Manager a fixed annual fee of EUR 550,000 gross (in words: five hundred and fifty thousand Euros), for the Services provided. The aforementioned fee will be paid in twelve monthly arrears on the last day of each month, after withholding the taxes and contributions as mentioned in Article 7.

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3.2	If the Manager is unable to perform the Services for an uninterrupted period of more than twelve weeks as a result of illness or occupational disability or for any other reason, the Manager will not be entitled to the remuneration referred to in Article 3.1.

Article 4 Annual bonus

4.1	The Manager will be entitled to an on-target bonus of 100% of his fixed annual fee, subject to achieving certain targets as set annually by the Compensation Committee. The goal of the Compensation Committee is to set the bonus targets by 1 March of the year the targets apply to. Such annual bonus scheme becomes effective immediately after the bonus targets have been set.

4.2	Over the year his Agreement commences or terminates, the Manager will be entitled to a pro rata part of his bonus, in so far as the pro rata targets for that year have been met.

Article 5 Severance

5.1	If this Agreement ends by operation of law pursuant to Article 2.1 or by a decision of the Company pursuant to Article 2.2, the Manager is entitled to receive compensation equal to the fixed annual fee as mentioned in Article 3.1. If a court might award any form of compensation, this contractually agreed compensation will be reduced by the same amount as awarded by the court. This means that this contractual severance arrangement serves as a minimum and that the Manager will not be entitled to any contractual severance payment if a court awards a severance payment equal to or more than the fixed annual fee.

5.2	The Manager will not be entitled to any contractual severance payment as set out in Article 5.1, if the Agreement between the Company and the Manager is terminated because of urgent cause (dringende reden) or the gross or wilful misconduct of the Manager.

5.3	The Manager will not be entitled to the contractual severance payment as set out in Article 5.1, if he terminates this Agreement or takes the initiative thereto.

Article 6 Expenses

6.1	If, and to the extent that, the Company has given prior approval for such expenses, the Company shall reimburse all reasonable expenses incurred by the Manager in the performance of his duties upon submission of all the relevant invoices and vouchers.

6.2	The Company shall pay the Manager a car allowance of EUR 40,000 gross per annum as compensation for using his own car for company matters, or the Manager can lease a car on the basis of the InterXion company car policy up to a maximum amount of EUR 40,000.

6.3	The Company shall make available to the Manager a mobile phone and laptop, as well as any other means of communication provided to members of the Company’s senior management.

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Article 7 Fiscal qualification

7.1	Based on article 3, paragraph 1, section i of the Wages and Salaries Tax Act 1964 (“Wet op de loonbelasting 1964”) the relationship between the Company and the Manager will be considered a fictitious employment relationship. Therefore, the Company is obliged to withhold payroll taxes from the payments referred to in Article 3.1.

7.2	Based on article 6 of the Social Insurance Funding Act (“Wet financiering sociale verzekeringen”) the Manager will be considered to be an insured employee (“verzekerde”). Therefore the Company is also obliged to withhold national insurance contributions from the payments referred to in Article 3.1.

7.3	Based on article 59 of the Social Insurance Funding Act (“Wet financiering sociale verzekeringen”), the Company is also obliged to withhold employee benefit contributions from payments referred to in Article 3.1.

7.4	With respect to the application made by the Manager for the 30%-facility which is applicable up to and including 4 November 2017, the following will be taken into account:

a.	If, and as long as, the Manager is, based on article 9 of the ‘Uitvoeringsbesluit loonbelasting 1965’, entitled to receive a tax-free cost reimbursement for extraterritorial costs, it has been agreed with the Manager that his current employment income (‘loon uit tegenwoordige dienstbetrekking’) as described in article 9 of the ‘Uitvoeringsbesluit loonbelasting 1965’, will be reduced according to labour law so that 100/70 of his current employment income equals the originally agreed employment income.

b.	If, and as long as, subsection a. is applicable, the Manager will receive a cost reimbursement for extraterritorial costs from the Employer equal to 30/70 of the current employment income as agreed in subsection a.

c.	The Manager acknowledges the fact that an adjustment to the agreed level of remuneration of subsection a. may influence all employment income related payments and benefits such as pension and social security benefits.

Article 8 Non-competition/non-solicitation

8.1	The Manager shall throughout the duration of this Agreement, not be engaged or involved in any manner, directly or indirectly, whether for the account of the Manager or for the account of or employed by others, in any enterprise which conducts activities in a field similar to or otherwise competes with that of the Company or any of its subsidiaries or affiliated companies nor act as intermediary in whatever manner directly or indirectly. This obligation applies solely to any work activities or involvement of the Manager within the territory of any member state of the European Union.

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8.2	If this Agreement ends by operation of law pursuant to Article 2.1 or because the Company terminates this Agreement or takes the initiative thereto, the Manager shall for a period of one year after termination hereof, not be engaged or involved in any manner, directly or indirectly, whether for the account of the Manager or for the account of or employed by others, in any enterprise which conducts activities in a field similar to or otherwise competes with that of the Company or any of its subsidiaries or affiliated companies nor act as intermediary in whatever manner directly or indirectly. This obligation applies solely to any work activities or involvement of the Manager within the territory of any member state of the European Union.

8.3	If this Agreement ends because the Manager terminates this Agreement or takes the initiative thereto, the Manager shall:

a.	For a period of one year after termination hereof, not be engaged as an executive director in any enterprise which conducts activities in a field similar to or otherwise competes with that of the Company or any of its subsidiaries or affiliated companies nor act as intermediary in whatever manner directly or indirectly. This obligation applies solely to executive directorships of the Manager within the territory of any member state of the European Union; and

b.	For a period of six months after termination hereof, not be engaged or involved in any manner, directly or indirectly, whether for the account of the Manager or for the account of or employed by others, in any enterprise which conducts activities in a field similar to or otherwise competes with that of the Company or any of its subsidiaries or affiliated companies nor act as intermediary in whatever manner directly or indirectly. This obligation applies solely to any work activities or involvement of the Manager within the territory of any member state of the European Union.

8.4	In the event the Manager breaches the obligations as expressed in paragraphs 1 through 3 of Article 8, the Manager shall, without notice of default being required, pay to the Company for each such breach a penalty equal to an amount of EUR 100,000, plus a penalty of EUR 2,500 for each day such breach occurs and continues. Alternatively, the Company will be entitled to claim full damages.

Article 9 Non disclosure

9.1	The Manager shall throughout the duration of this Agreement and after this Agreement has been terminated for whatever reason, refrain from disclosing in any manner to any individual (including other personnel of the Company or of other companies affiliated with the Company unless such personnel must be informed in connection with their work activities for the Company) any information of a confidential nature concerning the Company or other companies affiliated with the Company, which has become known to the Manager as a result of his employment with the Company and of which the Manager knows or should have known to be of a confidential nature for as long as this information has not become publicly known through no wrongful act or negligence of the Manager.

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9.2	If the Manager breaches the obligations pursuant to paragraph 1 of this Article, the Manager shall, without any notice of default being required, pay a penalty of EUR 2,500 to the Company for each breach thereof. Alternatively, the Company will be entitled to claim full damages.

Article 10 Documents

The Manager shall not have, nor keep in his possession, any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to the Company or to other companies affiliated with the Company and which have been made available to the Manager as a result of the Services, except insofar as and for as long as is necessary for the performance of his work for the Company. In any event the Manager will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof upon termination of this Agreement or suspension of the Manager from active duty for whatever reason.

Article 11 Termination

11.1	The Company is entitled to terminate this Agreement - by giving notice in writing to the Manager - without having to observe the notice period mentioned in Article 2.2 if:

a.	a material breach of this Agreement is made by the Manager and the breach is not remedied within 20 days after notification thereof, without prejudice to any other rights of the Company in connection with such breach;

b.	the Manager becomes bankrupt, requests a suspension of payment, is declared commercially incompetent by order of the court, enters into liquidation, compounds with his creditors or is unable to pay his debts as they mature or is involved in any insolvency or reorganisation proceedings supervised by a court;

c.	the Manager is incapable of performing the Services for an uninterrupted period of more than twelve weeks, regardless of the reason thereof;

d.	the Manager resigns or is dismissed as Managing Director of the Company.

11.2	The Parties hereby agree that the Manager will not be entitled to any compensation of whatever nature if the Company terminates the Agreement pursuant to Article 11.1.

Article 12 Gifts

The Manager shall not, in connection with the performance of his duties, directly or indirectly, accept or demand commissions, contributions or reimbursements in any form whatsoever from third parties. This does not apply to customary promotional gifts of little value.

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Article 13 Miscellaneous

13.1	This Agreement constitutes the entire agreement between the Manager on the one hand and the Company on the other hand in respect of the matters set forth herein. This Agreement supersedes and, to the extent applicable, replaces all relevant previous agreements between the Manager on the one hand and the Company on the other hand. After this Agreement is signed, the Manager on the one hand and the Company on the other hand can no longer derive any rights from agreements which have been superseded hereby, including any previous employment agreements between the Manager and the Companies.

13.2	Neither Party hereto is entitled to assign its rights or obligations pursuant to this Agreement without the prior written approval of the other Party.

13.3	All costs that Parties have incurred by the development of this Agreement shall be borne by the Company.

13.4	This Agreement is governed by the laws of the Netherlands.

13.5	Any disputes arising out of the Agreement or ensuing agreements and any disputes relating thereto shall be settled initially by the competent Court in Amsterdam.

SIGNATORIES

In witness whereof, this Agreement has been signed and executed in duplicate this 1 July 2016.

/s/ Mr. J. Mandeville	/s/ Mr. D. Ruberg
InterXion Holding N.V.	Mr. D. Ruberg
Mr. J. Mandeville

On 12 May 2016 the Board has resolved to authorize Mr. J. Mandeville to sign this Agreement on behalf of the Company.

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